

February 9, 2023

Chee Kong Choo
Director and Chairman
CytoMed Therapeutics Pte. Ltd.
21 Bukit Batok Crescent
#17-80 WCEGA Tower
Singapore 658065

> **Re: CytoMed Therapeutics Pte. Ltd.**
> **Amendment No.1 to Registration Statement on Form F-1**
> **Filed February 1, 2023**
> **File No. 333-268456**

Dear Chee Kong Choo:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2022 letter.

Amendment No.1 to Registration Statement on Form F-1 Filed February 1, 2023

Explanatory Note, page 3

1. We note your disclosure stating that effective January 17, 2023, you implemented a 1-for-380.83 reverse split of your ordinary shares. Please amend your filing to ensure that all share information in the filing retroactively reflects the split in accordance with ASC 260-10-55-12 and ASC 505-10-S99-4. In addition, obtain revised audit and review reports from your auditors, to include in the amendment, that reflect the date of the share information changes to your financial statements.

Business

Patent License, page 115

2.   We reissue comment 3. We disagree with your analysis that the term of the patent license is not material. Revise to disclose the term of the third extension in the document.

Exhibits

3.   We reissue comment 4 in part. There does not appear to be a consent form for Mr. Lucas LUK Tien Wee, who is listed in the beneficial ownership table on page 155.

     You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordan at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences